Exhibit 99.1

ZOOZ Power’s Kinetic Power Booster Powers Ultra-Fast EV Charging at New York Power Authority Work Site in Upstate New York

Tel-Aviv, Israel, March 24, 2025 – ZOOZ Power (Nasdaq and TASE: ZOOZ), a leading provider of flywheel-based power boosters and energy management systems enabling ultra-fast EV charging solutions, is successfully operating its ZOOZTER™-100 kinetic power booster at a New York Power Authority (NYPA) work site in Marcy, N.Y. This, the first deployment of ZOOZ Power’s technology in a power utility in the United States is a significant step toward accelerating the adoption of ultra-fast EV charging in locations with grid constraints.

The ZOOZTER™-100 system, installed in partnership with NYPA, is now actively boosting the grid power and efficiency at the site’s high-power EV charging station. This enables faster and more accessible charging for NYPA fleet and other electric vehicles, delivers extra power to the grid, and intelligently manages the energy distribution with its energy management solution. By leveraging advanced flywheel technology, the system delivers high-power bursts to chargers without placing excessive strain on the local grid, demonstrating a sustainable and cost-effective solution for expanding charging infrastructure.

ZOOZ Power and NYPA are closely monitoring the site’s performance to optimize operations and assess the potential for broader implementation at additional locations.

Launching this first U.S. deployment in the utility market marks an important step in ZOOZ Power’s expansion in North America and its mission to provide high-power, sustainable EV charging solutions worldwide.

“We are thrilled to see our ZOOZTER™-100 in action at this New York Power Authority site and to be able to contribute to the expansion of ultra-fast charging capabilities in New York,” said Erez Zimerman, CEO at ZOOZ Power. “This successful site showcases our commitment to supporting the transition to cleaner transportation with innovative, energy-efficient solutions. The ZOOZTER100’s operation demonstrates how it can assist companies to deploy ultra-fast charges without gird limitations.”

Alan Ettlinger, NYPA Senior Director of Research, Technology Development and Innovation said, “The integration of ZOOZ Power’s kinetic power boosting technology at our Marcy site is an example of offsetting grid limitations. As we look to further expand EV fast charging in New York State, it is increasingly important to employ innovative solutions that demonstrate flexibility and reliability.”

About ZOOZ Power

ZOOZ is a leading provider of flywheel-based power boosting and energy management solutions, enabling the widespread deployment of ultra-fast charging infrastructure for electric vehicles (EVs) while overcoming existing grid limitations.

ZOOZ pioneers its unique flywheel-based power-boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and the environment in mind, helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ is publicly traded on NASDAQ and TASE under the ticker ZOOZ

For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy, future operations and statements related to the collaboration between ZOOZ Power and NYPA (including the performance, benefits and potential outcome of the installation and launch of the ZOOZTER™-100 system at the NYPA work site in Marcy, N.Y. and of the collaboration between the parties) are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model that make it difficult for investors to evaluate ZOOZ Power’s business and future prospects, material weaknesses identified in ZOOZ Power’s internal control over financial reporting and the potential results of ZOOZ Power being unable to remediate these material weaknesses, or identify additional material weaknesses in the future or otherwise failure to maintain an effective system of internal control over financial reporting, ZOOZ Power’s management’s determination that substantial doubt exists about the continued existence of ZOOZ Power as a “going concern”, changes to fuel economy standards or changes to governments’ regulations and policies in relation to environment or the success of alternative fuels which may negatively impact the EVs market and thus the demand for ZOOZ Power’s products, delays in deployment of public ultra-fast charging infrastructure which may limit the need and urgency for ZOOZ Power’s products, the potential outcome of ZOOZ Power’s collaborations with third parties for installation of its flywheel-based power boosting solution, and conditions in Israel and in the Middle East, including the effect of the evolving nature of the ongoing “Swords of Iron” war, may adversely affect ZOOZ Power’s operations. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ Power has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.